

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 30, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of APOLLO STRATEGIC GROWTH CAPITAL, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-third Warrant
- Class A Ordinary Shares, par value $0.00005 per share
- Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

Sincerely,